Mail Stop 4561
      June 17, 2005


VIA U.S. MAIL AND FAX (239) 561-7224

Mr. Kenneth S. Cragun
Interim Chief Financial Officer
FindWhat.com, Inc.
5220 Summerlin Commons Boulevard, Suite 500
Fort Myers, FL 33907

Re:	FindWhat.com, Inc.
	Form 10-K/A for the Year Ended December 31, 2004
	Filed May 2, 2005
	File No. 000-34028

Dear Mr. Cragun:

      We have reviewed your June 10, 2005 response letter and have the following additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended December 31, 2004

Financial Statements and Notes

Note C - Mergers and Acquisitions, pages F-16 to F-20

Miva, page F-16 to F-17

1. Please disclose to us the turnover rate you assumed in your 15 year cash flow valuation, and the basis for this assumption including the number of hosting companies with whom you have relationships and their operating history. Address how such factors as the success rate of small to medium sized companies that comprise your customer base, as well as use of your product and services in an emerging and competitive market, impacts and was considered in the ability of the hosting company to achieve the level of operating performance necessary to provide the net revenues assumed in your valuation. Also, explain how you considered Miva`s short operating history in your determination of useful life.

Finally, please tell us whether using an amortization methodology correlated to the projected cash flows, net of turnovers, has a significant impact when compared to the straight-line methodology.

2. Tell us how you grouped your customer relationships and how you evaluate them for impairment. Does each hosting company, customer or class of customer represent an asset group? Are your revenues from the hosting company based on a fixed fee or the volume and price of your service purchased by the end-user? Also, tell us whether any hosting companies have not renewed their contract and how that impacted the valuation and amortization of the asset.

      You may contact Matthew Dowling, Staff Accountant, at (202)
551-3467 or me at (202) 551-3403 if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

						Sincerely,


Steven Jacobs
				Accounting Branch Chief




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Mr. Kenneth S. Cragun
FindWhat.com, Inc.
June 17, 2005
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